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Tel: +44(0)20-7710-1000 Fax: +44(0)20-7374-4460
www.lw.com

LATHAM&WATKINS


03050518

FIRM / AFFILIATE OFFICES
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Washington, D.C.

12 May 2003

Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street
Washington D.C. 20549
USA


RECD S.E.C.
MAY 1 4 2003
1086

SUPPL

File No. 82-4511

Ladies and Gentlemen,

Interpump Group S.p.A.-Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934- File No. 82-4511

On behalf of Interpump Group S.p.A. and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith please find:

- Press Release: Interpump Group First Quarter 2003 Results: proposed Special Dividend of 0.20 Euro.

Please feel free to call me if you have any questions at +44 207 710 1076. Please acknowledge receipts of this letter by stamping the enclosed copy of this letter and by faxing it to our fax number as shown on our letterhead.

Sincerely yours,

Michael S. Immordino
of LATHAM & WATKINS

PROCESSED
MAY 29 2003
THOMSON FINANCIAL

Enclosure

cc: Dott. Banci
Interpump Group S.p.A.

5/20

LO\144683.1




RECD S.E.C.
MAY 1 4 2003
1086

PRESS RELEASE

Interpump Group: First Quarter 2003 Results

PROPOSED SPECIAL DIVIDEND OF 0.20 EURO

Net revenues: up 10.6% to 141 million euro

Giovanni Cavallini, CEO of Interpump Group stated, "*First quarter 2003 turnover increased significantly, mainly due to Interpump's strengthened leadership position in the Cleaning Sector. The euro's appreciation against the dollar influenced results in terms of income which otherwise would have shown an increase factoring out the currency effect. The reconfirmation of Interpump's competitive strength and its capacity to generate cash has allowed us to propose to the Shareholders' Meeting an* ***special dividend pay-out of 0.20 euro*** *per share, in addition to the ordinary dividend of 0.11 euro already approved by the Shareholders' Meeting that approved the 2002 financial statement*".

Milan, 8 May 2003 – The Interpump Group Board of Directors met today to approve the Quarterly Report as at 31 March 2003.
Net revenues increased 10.6% to 141.0 million euro in the first quarter 2003 (like for like the increase was 7.4% to 137.0 million euro). The main contributor to the turnover growth was the increase in market share in the consumer segment of the Cleaning Sector, once again demonstrating Interpump Group's competitive strength. Turnover increased 6.1% in Europe and 19.8% in North America.

Both turnover growth and profitability from North America were influenced by the depreciation of dollar. The following table shows the effects of the weaker dollar on the main income items.

	Net revenues	Gross operating margin (EBITDA)	%	Operating income (EBIT)	%	Net profit	%
	€/000	€/000		€/000		€/000	
Quarterly Report as at 31/03/2003	**141,023**	**22,079**	**15.7**	**18,219**	**12.9**	**4,777**	**3.4**
Conversion into euro effect on the financial statements of the US companies	4,787	409		289		150	
Conversion into euro effect on dollar sales of the Italian companies	2,468	2,468		2,468		1,524	
Conversion into euro effect on costs of the US companies	-	286		286		179	
Effect of the valuation of the financial instruments to the mark-to-market method and of the conversion of infra-Group loans in currency	-	-		-		554	
Adjusted balances as at 31/03/2003	148,278	25,242	17.0	21,262	14.3	7,184	4.8
Quarterly Report as at 31/03/2002	**127,496**	**23,197**	**18.2**	**19,730**	**15.5**	**5,967**	**4.7**

INTERPUMP GROUP S.p.A. - Via E. FERMI, 25 - 42040 S. ILARIO - REGGIO EMILIA (ITALY) - TEL.+39.0522.904311
*FAX. +39.0522.904444 - E-mail **info@interpumpgroup.it***
SHARE CAPITAL € 43,199,520 fully paid up – REGGIO EMILIA COMPANY REGISTER no. 117217 – CHAMBER OF COMMERCE R.E.A. no. 204185 – TAX CODE 11666900151 – VAT NUMBER 01682900350



Net revenues would have been higher than the results shown in the quarterly report by 7.3 million euro, a 16.3% increase as compared to the first quarter 2002 based on a first quarter 2002 euro/dollar exchange rate of 0.87. On the same basis, all the other income results would have been higher as compared to both those shown in the quarterly report and as compared to the first quarter 2002. It should also be pointed out that beginning in April 2003, the Italian companies have obtained an average 8% price increase in dollar sales, allowing them to limit the impact in the coming months.

Gross operating margin **(EBITDA) amounted to 22.1 million euro** as compared to 23.2 million euro in the first quarter 2002. **Net of the dollar effect, EBITDA** would have been 25.2 million euro, **an 8.8% increase** over the first quarter 2002. As a ratio to turnover, net of the dollar effect, EBITDA decreased from 18.2% in the first quarter 2002 to 17.0% due to a shift in the turnover mix in favor of the consumer segment of the cleaning sector which has lower margins because of the concentrated distribution chain.

Similarly, operating income **(EBIT)** decreased from 19.7 million euro in the first quarter 2002 to **18.2 million euro**, but it would have **increased 7.8%** to € 21.3 million **net of the dollar effect.**

Net earnings amounted to 4.8 million euro, as compared to 6.0 million euro in the first quarter 2002, held back by a 2.4 million euro dollar effect; **factoring out for the dollar effect, net earnings would have reached 7.2 million euro, a 20.4% increase.**

The net financial position shows **176.4 million euro** in debt, virtually unchanged from 175.4 million euro a year previously. Operating cash flow amounted to 12.8 million euro as compared to 14.4 million euro in the first quarter 2002.

Net equity reached **198.6 million euro**, a 4.0% increase from 190.9 million euro as at 31 March 2002.

Breaking down the results by operating sector, the Cleaning Sector grew 27.5%. Meanwhile, the Hydraulic Sector declined 3.5% on a comparative basis in dollar terms in North America, though it grew 2.6% on the other markets. Altogether, the Hydraulic Sector decreased 8.1%, mainly due to the euro's appreciation against the dollar. The Industrial Sector decreased 7.4%, mainly as a result of the contraction in high-pressure pump sales on the North American market, also conditioned by the dollar effect.

The Interpump Group has completed its 2001-2002 industrial building investment plan requiring an outlay of 29.5 million euro, without increasing the level of indebtedness, and the Company still continues to generate high levels of cash flow. In view of these achievements, the Board of Directors is proposing to the Shareholders' Meeting an **special dividend of 0.20 euro per share**, with coupon detachment date on 8 September and paid on 11 September; the amount will be paid from the share premium reserve. The Shareholders' Meeting will be convened on 9 July, on first call, and the following day on second call.

Giovanni Cavallini, CEO of Interpump Group stated, "*First quarter 2003 turnover increased significantly, mainly due to Interpump's strengthened leadership position in the Cleaning Sector. The euro's appreciation against the dollar influenced results in terms of income which otherwise would have shown an increase factoring out the currency effect. The reconfirmation of Interpump's competitive strength and its capacity to generate cash has allowed us to propose to the Shareholders' Meeting an* ***special dividend pay-out of 0.20 euro*** *per share, in addition to the ordinary dividend of 0.11 euro already approved by the Shareholders' Meeting that approved the 2002 financial statement*".

Reclassified consolidated income statements (three months)

	31/03/2003 €/000	%	31/03/2002 €/000	%
Net consolidated revenues	**141,023**	**100.0**	**127,496**	**100.0**
Purchases, net of changes in inventories	(65,984)		(58,488)	
Gross industrial margin	**75,039**	**53.2**	**69,008**	**54.1**
Personnel expenses	(22,438)		(20,885)	
Other operating costs	(30,522)		(24,926)	
Gross operating profit	**22,079**	**15.7**	**23,197**	**18.2**
Operating depreciation and amortisation	(3,860)		(3,467)	
Operating profit	**18,219**	**12.9**	**19,730**	**15.5**
Amortisation of goodwill	(2,355)		(2,343)	
Amortisation of the consolidation difference allocated to buildings	(52)		(52)	
Financial income (charges), net	(2,951)		(2,280)	
Financial discounts granted to clients	(432)		(410)	
Adjustment of value of investments according to the equity method	146		57	
Extraordinary income (charges), net and adjustments of financial assets	253		(225)	
Profit for the period before taxes and minority interests	**12,828**	**9.1**	**14,477**	**11.4**
Income taxes	(6,740)		(7,069)	
Net profit before minority interests	**6,088**	**4.3**	**7,408**	**5.8**
Minority profits for the period	(1,311)		(1,441)	
Consolidated net profit for the period	**4,777**	**3.4**	**5,967**	**4.7**

Reclassified consolidated balance sheets

	31/03/2003 €/000	%	31/03/02 €/000		31/12/2002 €/000	%
Trade receivables	110,432		107,743		92,379	
Inventories	105,557		95,137		103,075	
Prepayment and accrued income within one year	3,255		3,500		2,410	
Other receivables, net of deferred tax assets	14,291		7,912		11,769	
Trade payables	(102,786)		(88,030)		(92,741)	
Tax payables within one year	(12,771)		(13,556)		(7,731)	
Other current liabilities, net of payables for acquisition of investments	(14,348)		(11,625)		(12,810)	
Accrued expenses, net of interest charges	(488)		(699)		(781)	
Net working capital	**103,142**	**27.5**	**100,382**	**27.4**	**95,570**	**25.9**
Tangible fixed assets	105,189		92,609		104,504	
Goodwill	131,824		137,895		134,093	
Treasury stock	31,687		25,726		29,967	
Other financial fixed assets	10,343		15,432		10,233	
Other non current assets	20,180		22,131		22,046	
Provisions for risks and charges	(8,908)		(8,543)		(9,582)	
Staff severance indemnities	(15,120)		(13,783)		(14,918)	
Payables for acquisition of investments	(258)		(516)		(258)	
Other non current liabilities	(3,097)		(5,292)		(2,885)	
Total net fixed assets	**271,840**	**72.5**	**265,659**	**72.6**	**273,200**	**74.1**
Total capital employed	**374,982**	**100.0**	**366,041**	**100.0**	**368,770**	**100.0**
Financed by:						
Share Capital	43,200		42,923		43,078	
Retained earnings	126,928		117,728		106,563	
Profit for the period	4,777		5,967		21,085	
Total shareholders' equity for the Group	174,905		166,618		170,726	
Minority interests	23,704		24,305		22,636	
Total consolidated Shareholder's equity	**198,609**	**53.0**	**190,923**	**52.2**	**193,362**	**52.4**
Cash on hand	(47,887)		(42,197)		(42,958)	
Payables to banks within one year	32,580		34,746		22,464	
Current portion of medium/long term financing	75,259		57,162		81,820	
Accrued interests	1,314		1,698		893	
Total short term indebtedness	61,266		51,409		62,219	
Medium/long-term financing	115,107		123,709		113,189	
Total net indebtedness	**176,373**	**47.0**	**175,118**	**47.8**	**175,408**	**47.6**
Total sources of financing	**374,982**	**100.0**	**366,041**	**100.0**	**368,770**	**100.0**